FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month    January, 2003

Newmont Yandal Operations Limited

(f/k/a Normandy Yandal Operations Limited)

    (Translation of Registrant's name into English)

100 Hutt Street, Adelaide 5000, South Australia, Australia

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of a copy of a Report on Activities for the Quarter to December 31, 2002 from Newmont Yandal Operations Limited (f/k/a) Normandy Yandal Operations Ltd., an Australian Corporation.

UNLESS OTHERWISE INDICATED ALL FIGURES SET FORTH IN THIS REPORT ARE IN AUSTRALIAN DOLLARS.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT YANDAL OPERATIONS LIMITED

(Registrant)

By: /s/ K G Williams

Name: K G Williams

Title: Director

Dated:  31 January, 2003

NEWMONT YANDAL

OPERATIONS LIMITED

ABN 30 007 066 766

REPORT ON ACTIVITIES FOR THE QUARTER

TO 31 DECEMBER 2002

Currency is Australian dollars unless otherwise stated.

OPERATIONS

Gold production for the quarter totalled 176,614 ounces at an average total cash cost of $342 per ounce.

Gold Production, Costs & Sales

period ending 31 December 2002
	Ore Treated ('000t)	Head Grade (g/t)	Gold Produced (ozs)	Total Cash Cost ($/oz)	Total Prod. Cost ($/oz)
Three months
Jundee	630.0	4.34	80,804	206	268
Bronzewig	527.3	4.12	67,827	470	609
Wiluna	215.5	4.43	27,983	423	546
TOTAL			176,614	342	443
Eighteen months			1,088,735	357	504

Jundee

Gold production increased 24% from the previous quarter to 80,804 ounces at a total cash cost of $206/oz. Cash costs per ounce produced decreased from $370/oz to $206/oz, as the high costs associated with the late stages of surface mining no longer affected costs, and as underground operation increased its productivity. Total costs per ounce fell from $498/oz to $268/oz due to higher production, lower direct mining costs and the abnormal impact of non cash costs in the previous quarter relating to ore stockpile depletion ($49/oz).

Ore mined for the quarter was 224,052 tonnes at an average grade of 9.00 g/tonne. Following completion of open pit mining in the September 2002 quarter ore mined came entirely from underground sources, with this quarter's production being records for both underground tonnage mined and ounces contained, as underground production is ramped up. The underground ore was predominantly mined from Barton Deeps, with smaller quantities from the Hughes and Nim3 orebodies. An intensive development program was conducted in Barton, Hughes and Nim 3 with preparations also made for the development of Westside. These preparations included reserve definition and grade control drilling.

Mill throughput (Jundee and Nimary) was 630,027 tonnes, the highest in over two years with an average grade of 4.34g/tonne. This high throughput rate and low grade are attributable to the softness of the stockpiled open pit ore that supplemented the feed from underground, with the stockpiled ore comprising 65% of mill feed. This also contributed to low unit milling costs for the quarter.

Bronzewing

Gold production was 67,827 ounces at a total cash cost of $470/oz. Cash costs per ounce produced were higher than last quarter due primarily to decreased gold production attributable to lower head grades from scheduling delays on accessing higher grade stopes at Bronzewing and Lotus. Ore mining and mill throughput improved marginally, due to the continuance of improved productivity at Bronzewing underground.

Mining of the Lotus Middle Zone below the 22 level was suspended as production negatively reconciled against the ore reserve model. Evaluation of the impact of potential loss of ore reserve ounces from this area is in progress.

Wiluna

Gold production was 27,983 ounces at a total cash cost of $423/oz. Ore production from the Woodley, Golden Age and Creek Shear underground mines was 117,865 tonnes at a grade of 7.12g/t. This was supplemented by low grade stockpiles for total mill throughput of 215,529 tonnes at 4.43g/t. Throughput continued to increase at the end of the quarter as a result of further modifications made to the Biox retreatment plant.

As reported in the September 2002 quarter, an agreement for the sale of Wiluna has been signed. The mine will continue to operate as normal and will be sold if all conditions precedent to closing are satisfied.

Production Cost Statement

Gold Institute Standard

Unaudited
	3 months 31 Dec. '02 ($/oz)	3 months 30 Sept. '02 ($/oz)	18 months 31 Dec. '02 ($/oz)
Direct mining expenses (1)	327	416	352
Stripping & mine development (2)	1	(16)	(8)
By-product credits (3)	(1)	(1)	(1)
Cash operating cost	327	399	343
Royalties (4)	15	14	14
Total cash cost	342	413	357
Depreciation (5)	38	40	39
Amortisation (6)	58	68	95
Mine closure (7)	8	9	10
Other (8)	(3)	22	3
Total production cost	443	552	504

(1) Includes all mining, milling and administration expenditures incurred on site, including inventory changes and site specific corporate charges.

(2) Represents adjustment for cost of waste removal at life-of-mine stripping ratio rates.

(3) Silver revenue.

(4) Represents royalties due to the Western Australian Government.

(5) Depreciation of mine site assets over the lesser of the asset's useful life or the life of the mine. Life-of-mine assets are depreciated on a units of production basis and the remainder on a straight line basis.

(6) Amortisation of mine development expenditure occurs on a units of production basis.

(7) Includes costs of estimated rehabilitation expenditure, decommissioning and closure costs on a units of production basis over the life of the mine.

(8) Non cash component of ore stockpile depletion

EXPLORATION

Exploration expenditure for the December 2002 quarter for around mine and regional exploration was $5.1 million.

Jundee

Four holes at Lower Westside drilled to test south and down dip of the currently interpreted structures all intersected the main Westside structure and all contained visible gold. This area will be more thoroughly investigated in 2003. Results from three exploration holes into Westside Lower and into strike extensions are still outstanding. Resource definition drilling of Upper Westside intersected 0.4 to1.2 metres wide structures commonly with visible gold. A revised resource estimate for Westside will be made in early 2003.

Results from a program of eight holes testing the area down dip and to the north of the Barton 80C lode were encouraging with a further two holes returning good results including 5.6 metres at 18.4g/t and 1.1 metres at 13.0g/t.

Bronzewing

The first phase of drilling at Cockburn has intersected the Orelia ore system and confirmed the current interpretation. This has significantly improved some areas and extended the potential economic grade in others. The evaluation of exploration targets identified within trucking distance of the Bronzewing plant has commenced. Best results so far from a 161 hole RAB program on four prospects on the McClure SW Trend and the northern extension of the Lotus Mine were four metres at 0.61g/t at Anomaly 48 and two metres at 0.44g/t and four metres at 0.73g/t at Anomaly 44.

Wiluna

Infill drill continued in the lower levels of Woodley, returning a number of significant intersections including 15.8 metres at 11.1g/t and 13.6 metres at 7.4g/t. Exploration drilling into the Bulletin-Woodley Deeps area identified a significant new mineralised zone in altered and sheared dolerite, with a best intersection of 30 metres at 7.48g/t.

Regional Exploration

A seven hole reverse circulation (RC) percussion drilling programme at the Venus Prospect (Newmont 51% and earning 80%) returned encouraging results. The mineralisation lies on the Mt McClure structural trend and is located approximately 200 metres south of Newmont's Dragon Pit which produced approximately 45,000 ounces of gold. It is associated with narrow, high-grade quartz veins hosted within a 40_ east-dipping, talc-chlorite-tremolite schist (ultramafic). The mineralisation intersected in hole VENC-003, which is open at depth, lies 70 metres down-plunge to the southeast of the mineralisation intersected in hole VENC-001. Further drilling is planned.

Gold Resources and Reserves

At 31 December 2002
	RESOURCES(1)									RESERVES(2)
	Measured		Indicated		Inferred		Total		Gold	Proved		Probable		Total		Gold
	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Mt)	(g/t)	(Mt)	(g/t)	(Moz)
Bronzewing	1.33	4.08	5.16	2.22	1.76	2.95	8.25	2.68	0.71	1.02	4.37	2.3	2.7	3.32	3.21	0.34
Jundee-Nimary	3.84	1.78	9.07	6.24	2.66	9.59	15.57	5.71	2.86	3.84	1.78	6.31	6.83	10.15	4.92	1.60
Wiluna	0.40	4.45	2.30	6.22	4.73	3.97	7.43	4.69	1.12	0.40	4.27	0.65	5.42	1.04	4.98	0.17
Total									4.69							2.11

(1) Resources are inclusive of Reserves.

(2) Reserves were estimated at a gold price of A$546.

Information in this report relating to ore reserves, mineral resources or mineralisation conforms to the reporting requirements of the "Australian Code for Reporting of Idenitified Mineral Resources and Ore Reserves" (the JORC Code), and Australian Stock Exchange Listing Rules. It is based on, and accurately reflects, information complied by M Hatcher, Chief Operations Geologist, Newmont Yandal Operations Limited, a Member of the AusIMM and a Competent Person as defined by the Code. It is included in this report with his consent.

Gold Hedging Positions(2)

The Company's total hedging contracts at 31 December 2002 were 3,438,400 ounces and the mark to market value of the hedge book was negative $510.8 million based on a spot price of $607 per ounce at 31 December 2002 (compared to $521.5 million disclosed at 30 September 2002). The following table shows the approximate sensitivities of the mark to market value of the hedge book to certain market variables as of 31 December 2002:

Market Variables	Change in Variable	Change in Mark to Market Value Million
A$ Gold Price	+/- $1.00	-/+ $4.0
A$ Interest Rates	+/- 0.1%	-/+ $2.4
Gold Lease Rates	+/- 0.1%	+/- $1.0

The Company's hedging positions, Australian Gold Council Standard, at 31 December 2002 are set forth in the attached table.
Maturity	Ounces	Gross $/oz	Net $/oz(1)	Maturity	Ounces	Gross $/oz	Net $/oz(1)
Forward Sales				Convertible Put Options
2002-03	46,000	550	519	2006-12	1,131,326	667	548
2003-04	156,000	546	506	Total	1,131,326	667	548
2004-05	159,488	552	506
2005-06	291,202	571	519	Sold Convertible Put Options(3)
2006-10	1,220,138	524	494	2004-05	(60,000)	588	536
Total	1,872,828	536	500	2005-06	(60,000)	593	531
				2006-08	(120,000)	601	523
Put Options				Total	(240,000)	596	528
2002-03	60,600	556	523
2003-04	9,200	572	525	Total Contracts
2004-05	129,112	582	524	2002-03	106,600	553	521
2005-06	153,798	591	525	2003-04	165,200	547	507
2006-10	321,536	608	515	2004-05	228,600	560	508
Total	674,246	594	520	2005-06	385,000	576	520
				2006-12	2,553,000	594	519
				Total Contracts	3,438,400	586	518

(1) Net of lease fees for actual lease fees that are fixed, with the balance assumed at 2%.

(2) As at 31 December 2002 the Company had a gold bought call option position of 48,000 oz. This position was originally overlaid with a sold call position, however, the sold call position was closed out during the year leaving an open bought call position. These contracts are accounted for on a mark to market basis. The mark to market of this position as at 31 December 2002 was positive $1.4 million.

(3) As at 31 December 2002 the Company had a sold gold convertible put position of 240,000 oz. This position was originally overlaid with a bought convertible put position, however, the bought position was closed out during the quarter. The cashflow on the close out of this position was an outflow of $19.3 million. The mark to market of the remaining sold convertible put position as at 31 December 2002 was positive $25.3 million.

A number of hedging positions reported in the table are governed by agreements that confer to the relevant hedge counter-party a right to terminate the contracts prior to their agreed scheduled maturity dates. Such a termination would result in immediate cash settlement of those contracts based on the market value on the date of termination. The right to terminate can only be exercised on specific future dates. The table below summarises those contracts that are subject to rights to terminate and the mark to market value of those contracts as of 31 December 2002.

Potential Termination Date(1)	Ounces	31/12/2002 Negative Value $Million
Jan 03	336,000	8.1
Jun 04	133,335	18.4
Apr 05	840,000	101.6
May 05	195,000	27.9
Jun 05	(30,000)(2)	21.0
Aug 05	1,304,997	187.2
	2,779,332	364.2

(1) Earliest possible termination date permitted under the contracts

(2) Net position of 270,000oz of bought put options and 300,000oz of sold put options.

During the fourth quarter of 2002 and the first quarter of 2003, certain hedge counter-parties exercised rights to break. A sold convertible put position of 240,000 ounces was originally overlaid with a bought convertible put position. The bought convertible put position was closed out during the fourth quarter of 2002 with a cash payment by the Company of $19.3 million. The mark to market of the remaining sold convertible put position at 31 December 2002, was positive $25.3 million. In the first quarter of 2003, an additional 336,000 ounces of sold forwards and bought put options were closed out pursuant to right to break provisions. Concurrently, with the aforementioned closeout, a further 48,000 ounces of bought call options were closed out to reduce the net close out payment to $5.9 million.

In view of the rising gold price and the rights of early termination for hedge counter-parties, the Company is cognisant that it needs to ensure that it has sufficient funds to meet its financial obligations as and when they fall due. The Company continues to operate as a going concern and continues to consider various means by which it can fund its financial obligations as and when they fall due, as well as exploration expenditures. It will require continued exploration success and may require external sources of significant funds. Its ability to raise funds from external sources is severely limited at present.

/s/ Ken Williams

Ken Williams

Director

31 January 2003

Enquiries concerning this report may be directed to:

Australia: Nicola Frazer

Manager - Investor Relations

Telephone: +61 8 8303 1756

Facsimile: +61 8 8303 1904

E-mail: investor@newmont.com.au

North America: Russell Ball

Group Executive - Investor Relations

Telephone: +1 303 837 5927

Facsimile: +1 303 837 5837

E-mail: rbal5927@corp.newmont.com